Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598
Date: September 22, 2025

On September 22, 2025, Brian Bird, president and chief executive officer of NorthWestern Energy Group, Inc. (“NorthWestern”), which is a party to a previously disclosed Agreement and Plan of Merger, dated as of August 18, 2025, with Black Hills Corporation, a South Dakota corporation (“Black Hills” or the “Company”) and River Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Black Hills, appeared on Voices of Montana, a daily radio talk show in Montana featuring conversations about topics affecting the state. The following is a transcript of Mr. Bird’s remarks concerning NorthWestern’s pending merger with Black Hills:

Voices of Montana Guest host Steve Arveshoug
Absolutely. Well, there’s a big topic on the table that we haven’t talked about yet and we’ve got a break coming up. So we’ll just be able to tease this out. But there’s proposed, I don’t know how to describe it, merger, sale, partnership with Black Hills Corporation and Northwestern Energy. We help us understand a little bit more about what that means, what is? What is it going to mean for service for us in Montana? What will that future structure look like? What’s the process between today and when a final decision is made? How does that process work? So just touch on the 30,000-foot view and then when we come back from the break we’ll have some detail.
NorthWestern Energy President & CEO Brian Bird
Yeah. I think from 30,000-foot view. We’re a relatively small utility. Maybe in Montana we seem big, but out of the electric utilities in the Edison Institute, or Electric Institute, there’s like 40, we’re like number 37. So we’re very small. Black Hills is right there with us. They’re slightly bigger than we are. And so scale is extremely important today in terms of being able to negotiate better prices from vendors, um to have better financial wherewithal, the better pricing on our debt and equity. And so we’re just seeing the value of scale and we’ve been talking to Black Hills and other neighbors for the whole time I’ve been here. And we always had these conversations. Everyone wants to try to get a bit bigger. But we sit as we sit here today, this deal is extremely important and ever since post COVID and we really felt the time was right to make this happen. And now we, back to 30,000-feet, we need approvals. We need approvals in three states for sure, Montana, South Dakota and Nebraska. That’s for the three states that we overlap. And so that probably is a 12-month time period plus potentially Steve. But we believe this is going to be a good thing not just for shareholders obviously being a bigger corporation that helps them in terms of liquidity, if you will in the stock. But from a customer perspective, ultimately, there’s, you don’t need two CEO’s, you don’t need two boards, you don’t need a lot of duplicate costs and those costs ultimately accrue to our customers through future rate reviews. In essence, if our costs were going to go up 5% with a merger, maybe they’re only going up 3 to 4% and that benefits customers longer term. Those numbers are picked out of the air. There is no aspect in terms of what our plans are. But just to give you an idea, it’s going to tamper down future rate increases because of cost savings of putting these two companies together. When I say that, I also have to mention people are a little worried about it. What about the service to Montana?
Voices of Montana Guest host Steve Arveshoug
Yeah, let’s pause on that for just a second. We’re going to take a quick break when we come back, you’re going to get to speak to service to Montana in the midst of this merger proposal.
Voices of Montana Guest host Steve Arveshoug
In a lot of content, we’ve been talking to Brian Bird, President and CEO of Northwestern Energy. Thank you again, Brian. We were in the middle of a what is I, I’ll just say, kind of a hot topic, hot issue for discussion in Montana, the proposed merger. Give us some sense how this will impact the customer in Montana. Is life going to change for us? Will things look different? What could that be?
NorthWestern Energy President & CEO Brian Bird
No, I had somebody ask about that and you know it’s it’s not like Black Hills is going to roll up here with a bunch of new linemen or gas employees to take their jobs.
You know closer you are to customers, you certainly have great job guarantees. We certainly need people to serve our customers. Matter of fact, I’d argue both of our companies, because we’re relatively small, we don’t have enough people in certain areas to do a good enough job that that we should be doing. So I think combining our companies will give us more people to solve problems and take care of opportunities there in front of us. And so I think the issue is, the overlap we have, is one community, Kearney, Nebraska, that we actually both serve. Otherwise, as you, as I pointed out earlier, we have service territories to cover. And so I think it’s going to have very, very little impact that our customers matter of fact, each of us are going to be doing business as our, our original company. We may, we’re going to have a new company, that is what’s called the holding company, the company that owns all of these businesses, but our customers we are going to be doing business as NorthWestern Energy. So the truck’s going to show up, it’s going to look exactly the same. The folks are going to be exactly the same. But there will be savings as I talked about ultimately that be passed on to customers. Think about the ability of large utilities to negotiate better pricing than a smaller utility.
And we’ll gain some scale, have some more leverage for those types of things and we’ll be able to reduce some costs. We’ll also best practices we can share. Black Hills is better at some things than we are. We’re better than them at some things. I’ll pick on wildfire. We’ve got, you know, being in Montana, we’ve got a bit more experience in that than they have, but they have risks there as well. And sharing these best practices are going to make this combined entity better than we would be on a on a standalone basis. And so extremely important.
I think even from an employee perspective, I think long term we’d like to see this company grow. We’d like to see Montana grow and I think there actually could be an opportunity we’ve seen more employees in the longer term in Montana. So we’re excited about it. We think it’s the right thing. I think if this company, Northwestern Energy wouldn’t have bought Montana Power’s transmission and distribution assets to the, back in the early 2000s, we’d be irrelevant. Had we not bought the hydros. Yeah, would we even, yeah we’d be even be relevant today. It’s important that we have more size to do what we need to do for our customers long term.

Voices of Montana Guest host Steve Arveshoug
Brian quickly, we’ve got about 30 seconds. How how can a customer of NorthWestern Energy participate in the decision making process. Will there be a hearing? Can they send letters, give, give our audience a sense of hey, if you’ve got something to say about this topic, we know it’s important to you. How do they do that?
NorthWestern Energy President & CEO Brian Bird
They, they can certainly send letters to the, the Montana Public Service Commission. There’s opportunity also for public comment. And so there are means to weigh in your thoughts on, on not only the merger, but anything, any business that we have in front of the MPSC.
Voices of Montana Guest host Steve Arveshoug
Brian, we’re, we’ve just really appreciated all the content and information you shared.